Exhibit 97

POLICIES AND PROCEDURES

Policy Name:	SpartanNash Company Clawback Policy
Document Owner:	Ileana McAlary, EVP Chief Legal Officer & Secretary	Effective:	August 23, 2023	Updated:	August 23, 2023
Responsible Executive:	Ileana McAlary, EVP Chief Legal Officer & Secretary		Editors:	Ileana McAlary, EVP Chief Legal Officer & Secretary

CONFIDENTIAL: This document is the property of SpartanNash and may not be copied or disclosed to others without authorization from the document owner or responsible executive. Additionally, this policy may not be amended or modified without the approval of the SpartanNash Chief Legal Officer.

Coverage

This policy will apply to any Incentive Compensation received by any Covered Associate of SpartanNash Company (the “Company”) on or after October 2, 2023, or which by its terms is made subject to this policy.

For purposes of this policy, a “Covered Event” means the occurrence of the following events: (1) a restatement of all or a portion of the Company’s financial statements due to material noncompliance with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Material Restatement Event”), (2) Incentive Compensation was awarded to, or received by, a Covered Associate based on financial statements and/or performance metrics determined to be materially inaccurate (regardless of whether the Covered Associate was responsible for the inaccuracy) (an “Inaccurate Metrics Event”) or (3) as to any specific Covered Associate, ethical misconduct, serious wrongdoing, or violation of applicable legal or regulatory requirements by the Covered Associate in the course of the Covered Associates’ employment (“Misconduct”) that causes substantial harm to the Company (a “Misconduct Event”). For the avoidance of doubt, Inaccurate Metrics Events shall include, but not be limited to, any Material Restatement Event.

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Exhibit 97

Table of Contents

Coverage	1
Exercise of Clawback Authority	3
Material Restatement Event	3
Inaccurate Metrics Event	4
Misconduct Event	4
Administration	4
Limitations	4
Other	5
Definitions	5

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Exhibit 97

Exercise of Clawback Authority

Material Restatement Event

In the event of a Material Restatement Event, the Board of Directors of the Company (the “Board”) shall, as promptly as reasonably possible, require the forfeiture and/or recoupment of the amount of Incentive Compensation received (as determined pursuant to the following paragraph) by a Covered Executive during the applicable Recovery Period. Forfeiture and/or recoupment of such Incentive Compensation from a Covered Executive in the event of a Material Restatement Event shall be required regardless of whether the Covered Executive or any other person was at fault or responsible for accounting errors that contributed to the need for the financial restatement or engaged in any misconduct.

Subject to the Board’s authority in the event of a Misconduct Event (as described below), if a Material Restatement Event occurs, the amount of Incentive Compensation subject to forfeiture and/or recoupment will be limited to (i) the Incentive Compensation received by the Covered Executive during the applicable Recovery Period based on the erroneous data and calculated without regard to any taxes paid or withheld, minus (ii) the Incentive Compensation that would have been received by the Covered Executive had it been calculated based on the restated financial statements or if such financial statements or performance metrics had been accurate, as applicable. With respect to Incentive Compensation based on stock price or TSR, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the financial restatement, then the Committee shall determine the amount to be recovered based on a reasonable estimate of the effect of the financial restatement on the stock price or TSR upon which the Incentive Compensation was received and the Company shall document the determination of that reasonable estimate and provide it to the Nasdaq Stock Market (“Nasdaq”). In the case of a Material Restatement Event, Incentive Compensation is considered to have been received by a Covered Executive in the fiscal year during which the applicable financial reporting measure was attained or purportedly attained, regardless of when the payment or grant of such Incentive Compensation occurs.

Notwithstanding the foregoing, in the event of a Material Restatement Event, the compensation required to be recouped under this policy shall not include Incentive Compensation received by such Covered Executive (i) prior to beginning service as a Covered Executive or (ii) if he or she did not serve as a Covered Executive at any time during the performance period applicable to the Incentive Compensation in question. In addition, the Committee (or a majority of independent directors serving on the Board) may determine not to seek recovery from a Covered Executive in whole or part to the extent it determines in its sole discretion that such recovery would be impracticable because (A) the direct expense paid to a third party to assist in enforcing recovery would exceed the recoverable amount (after having made a reasonable attempt to recover the erroneously awarded Incentive Compensation and providing corresponding documentation of such attempt to Nasdaq), (B) recovery would violate the home country law that was adopted prior to November 28, 2022, as determined by an opinion of counsel licensed in the applicable jurisdiction that is acceptable to and provided to Nasdaq, or (C) recovery would likely cause the Company’s 401(k) plan or any other tax-qualified retirement plan to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

The Company shall not indemnify any Covered Executive or pay or reimburse the premium for any insurance policy to cover any losses incurred by such Covered Executive in the event of a Material Restatement Event under this policy.

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Exhibit 97

Inaccurate Metrics Event

In the event of an Inaccurate Metrics Event, the Board may require the forfeiture and/or recoupment of any Incentive Compensation that is based on erroneous data and is either (1) outstanding and unpaid, whether vested or unvested, or (2) was received by a Covered Associate during the applicable Recovery Period.

Subject to the Board’s authority in the event of a Misconduct Event (as described below), if an Inaccurate Metrics Event occurs, the amount of Incentive Compensation subject to forfeiture and/or recoupment will be limited to (i) the Incentive Compensation received by the Covered Associate during the applicable Recovery Period based on the erroneous data and adjusted for any taxes paid or withheld, minus (ii) the Incentive Compensation that would have been received by the Covered Associate had it been calculated based on the restated financial statements or if such financial statements or performance metrics had been accurate, as applicable. The Committee (or a majority of independent directors serving on the Board) may determine not to seek recovery from a Covered Associate in whole or part to the extent it determines in its sole discretion that such recovery would be impracticable.

Misconduct Event

In the event of a Misconduct Event, the Board may require the forfeiture and/or recoupment of any Incentive Compensation that is either (1) outstanding and unpaid, whether vested or unvested, or (2) was received by a Covered Associate during the applicable Recovery Period. The Board, in its sole discretion, shall determine the amount of Incentive Compensation to be forfeited and/or recouped, which may include the full amount of the applicable award or awards.

Administration

The Committee will administer and interpret this policy, except that any exercise of clawback authority shall be approved by the Board. All determinations and interpretations made by the Committee and/or the Board will be final, binding and conclusive.

The existence and date of a Covered Event and the amount of any forfeiture and/or recoupment will be determined by the Board in its sole discretion; provided that, notwithstanding the foregoing, this policy shall be interpreted and administered consistent with the requirements of Section 10D of the Securities Exchange Act of 1934, as amended, any regulations and interpretations promulgated thereunder, and the rules and listing standards of Nasdaq, as may be amended from time to time.

The Company may use any legal or equitable remedies that are available to the Company to recoup any erroneously awarded Incentive Compensation, including but not limited to by collecting from the Covered Associate a cash payment or shares of Company common stock or by forfeiting any amounts that the Company owes to the Covered Associate. Any forfeiture and/or recoupment under this policy will be in addition to any other remedies that may be available under applicable law or Company policy, including termination of employment. Nothing in this policy will be deemed to limit or restrict the Company from providing for forfeiture and/or recoupment of compensation (including Incentive Compensation) under circumstances not set forth in this policy.

Limitations

The authority set forth in this policy shall be limited to the extent that it would violate any applicable law or regulation or, unless otherwise required by applicable law or regulation, (1) result in substantial adverse tax or accounting consequences for the Company, (2) prejudice the Company’s interests in any related proceeding or investigation, or (3) reasonably result in expenses that exceed the amount that would be forfeited and/or recouped in exercising such authority. In each case, the Committee will determine the extent of such limit in its sole discretion.

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Exhibit 97

Other

The terms of this policy shall be binding upon and enforceable against each Covered Associate and his or her heirs, executors, administrators and legal representatives. The Board, in its discretion, may modify or amend, in whole or in part, any or all of the provisions of this policy, and may suspend this policy from time to time. This policy and all rights and obligations hereunder shall be governed by and construed in accordance with the internal laws of the State of Michigan, excluding any choice of law rules that may direct the application of the laws of another jurisdiction.

Definitions

For purposes of this policy:

“Committee” means the Compensation Committee of the Board.

“Covered Associate” means any current or former associate holding or who held a position at the level of Vice President or a more senior position.

“Covered Executive” means each current or former “executive officer,” within the meaning of Rule 10D-1 under the Securities Exchange Act of 1934, as amended, who was employed by the Company or a subsidiary of the Company.

“Incentive Compensation” means any compensation granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measures, whether or not presented within the financial statements of the Company or included in a filing with the U.S. Securities and Exchange Commission, including stock price and total shareholder return (“TSR”), including but not limited to performance-based cash, stock, options or other equity-based awards. Compensation that is granted, vests or is earned based solely upon the occurrence of non-financial events, such as base salary, restricted stock or options with time-based vesting, or a bonus awarded solely at the discretion of the Board or Compensation Committee and not based on the attainment of any financial measure, is not subject to this Policy.

“Recovery Period” means (A) in the case of a Material Restatement Event, the three (3) completed fiscal years immediately preceding the date on which the Company is required to prepare the financial restatement, as determined in accordance with the last sentence of this definition, or any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (provided that a transition period between the last day of the Company’s previous fiscal year and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year), (B) in the case of an Inaccurate Metrics Event or Misconduct Event that does not involve ongoing Misconduct, the three (3) year period preceding the date of such Inaccurate Metrics Event, as determined by the Compensation Committee, or (C) in the case of ongoing Misconduct, the three (3) year period preceding the earliest date of such Misconduct and continuing until the termination of such Misconduct. For purposes of subsection (A), the date on which the Company is required to prepare a financial restatement is the earlier to occur of (aa) the date the Board or a Board committee (or authorized officers of the Company if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare a financial restatement or (bb) the date a court, regulator, or other legally authorized body directs the Company to prepare a financial restatement.

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Exhibit 97

Revision Log

Version:	Date:	Editors:	Description of change:
0.0	[Date]	[Name, Title]	Released

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